Morrison C. Warren, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 60603

Re: Incapital Unit Trust, Series 11
        File No. 333-183773

Dear Mr. Warren:

        We have reviewed the registration statement on Form S-6 for Incapital Unit Trust, Series 11 (the "Trust"), filed with the Commission on September 7, 2012. The registration statement offers Balanced Risk Allocation Portfolio, 4Q 2012 (the "Portfolio"). We have the following comments.

Part A

The Goldman Sachs Balanced Risk Allocator Basket (p. 4)

1. In the first paragraph of this disclosure, please clarify whether riskier asset classes will be given relatively more or less weight in the Portfolio than less risky asset classes.

Determining the Underlier Allocation (p. 5)

2. Are there any absolute limits on weightings? What ranges of percentages of total assets will the methodology described produce for each asset group? Is it conceivable that the Portfolio could be more heavily weighted in MLPs or emerging market debt than in US large caps or treasuries? Please include in your response an example of the methodology using current market data.

3. Will prospective shareholders have any idea of the weighting of the Portfolio when they decide whether to purchase? Would a shareholder be able to use the methods described in this filing to accurately predict portfolio contents? How? If not, why not?

Principal Risks (p. 6)

4. Will the Portfolio be concentrated in an industry or group of industries? If so, please disclose this, along with the risks of concentration.

5. Please disclose the principal risks of investing in gold, real estate, MLPs and energy.

The return on your units will not reflect any dividends paid on the exchange-traded funds (p. 10)

6. Why will return on units not reflect dividends paid on the exchange-traded funds? What happens to the underlying funds' dividends?

An investment in the units will be subject to risks associated with securities that are rated below investment-grade . . . (p. 13)

7. Please clarify that below investment-grade securities have a higher rate of default.

Part B

Trust Administration (B-16)

Changes to Your Portfolio (B-17)

8. Under what circumstances does the Trust Agreement permit the Trust to change Portfolio securities?

General

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Should you have any questions regarding this letter, please contact me at (202) 551-6965.

Sincerely,

Vincent J. Di Stefano
Senior Counsel